UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732, No. 333-289855 and No. 333-298172) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.2	Recent Developments
101.INS	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: September 29, 2026

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